UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 1, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

TIM OBTAINS RIGHT TO EXERCISE SUBSCRIPTION BONUSES AT BANK C6

TIM SA (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law N. 6,404 and with the provisions of CVM Instruction N. 358 and, in continuity to the Notice to the Market published on March 26, 2020, communicates to its shareholders, the market in general and other interested parties the following:

TIM obtained, within the scope of the strategic partnership (“Partnership”) signed with Banco C6 S.A. (“C6” or “Bank”) the right to exercise Subscription Bonuses equivalent to an indirect stake of approximately 1.4% (one point four percent) of C6's share capital as a result of reaching, in December 2020, the 1st level of the agreed goals, which will be exercised when the Company's management deems to be more appropriate. It is important to note that the Subscription Bonuses will grant TIM, when exercised, a minority position without control or significant influence over the management of C6.

C6 is a digital bank with outstanding growth in Brazil, being the institution that grew the most in the 3rd quarter of 2020 and surpassing more than 4 million opened accounts until November. The Bank has approximately R$ 5.3 billion in total assets and transacts in its payment platform more than R$ 1.5 billion per month.

In less than a year, the Partnership between companies generated a significant number of open accounts through the combined offers of telecommunications and financial services, which reinforces the relationship between TIM and C6 with significant results and confirms the innovative and centered character customer convenience.

The Company will keep its shareholders and the market in general informed, in accordance with the regulations in force.

Rio de Janeiro, February 01st, 2021

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 1, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer